SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

February 2, 2004

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F . . . X . . Form 40-F. . . . . .

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.]

Yes. . . . . . No . . . .X. . . .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2004

Microcell Telecommunications Inc.

                                                                                                                By:

                                                                                                                                                                                                                        /s/ Jocelyn Cote
                                                                                                                                                            _______________________________________
                                                                                                                                                                                                                              Jocelyn Cote
                                                                                                                                                      Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT
  Reporting Issuer

   Microcell Telecommunications Inc.
  800 de La Gauchetiere Street West
  Suite 4000
  Montreal, Quebec
  H5A 1K3

  Date of Material Change

   January 22, 2004

  Press Release

   Microcell Telecommunications Inc. ("Microcell" or the "Company"), issued a press release with respect to a material change on January 22, 2004. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

   On January 22, 2004, Microcell announced that it will begin holding lenders' meetings with a view to voluntarily refinancing, on more favourable terms, its existing senior secured credit facilities with up to C$450 million of new secured bank debt.

  Full Description of Material Change

   On January 22, 2004, Microcell announced that it will begin holding lenders' meetings with a view to voluntarily refinancing, on more favourable terms, its existing senior secured credit facilities with up to C$450 million of new secured bank debt. There is no assurance that this refinancing process will be completed.

  Reliance on Section 75(3)

   Not applicable.

  Omitted Information

   Not applicable

  Senior Officer

   The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President,
  Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.

SIGNED the 2nd day of February, 2004 at Montreal, Quebec.

(Signed) Jocelyn Cote
_________________________________________________
Jocelyn Cote
Vice-President, Legal Affairs and Assistant Secretary

News Release

Attachment to Microcell's Material
Change Report dated January 16, 2004

For immediate release

MICROCELL CHOOSES TO SEEK REFINANCING OF ITS SENIOR SECURED CREDIT FACILITIES

Montreal, January 22, 2004 - Microcell Telecommunications Inc. (TSX: MT) today announced that it will begin holding lenders' meetings with a view to voluntarily refinancing, on more favourable terms, its existing senior secured credit facilities with up to C$450 million of new secured bank debt. There is no assurance that this refinancing process will be completed.

About the Company
Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over one million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors
The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

www.microcell.ca